October 22, 2013

VIA EDGAR AND FAX

United States

Securities and Exchange Commission

Division of Corporation Finance

Washington, D.C. 20549

Attention: Kevin L. Vaughn, Accounting Branch Chief

RE:	Remedent, Inc.

Form 8-K dated October 14, 2013

Filed October 16, 2013

File No. 001-15975

Dear Sirs:

We are writing in response to your October 17, 2013 letter and the comments therein with respect to the above noted filing.

As noted in your letter, our former auditor did not stand for reappointment after July 25, 2013 and our new auditors were not engaged until October 7, 2013. As a result, our June 30, 2013 Form 10-Q was not reviewed by either our former or our new auditors. Consequently, we were not in compliance with Article 8-03 of Regulation S-X.

As discussed in our October 18, 2013 telephone call with you, we will immediately engage our new auditors Vandelanotte Bedrijfsrevisoren CVBA (“CVBA”) to perform a review of our Form 10-Q for the quarterly period ended June 30, 2013. We plan to complete the review and file the Amended Form 10-Q prior to the filing of the Form 10-Q for the quarterly period ended September 30, 2013.

The Amended Form 10-Q for June 30, will include a notation within the first two pages that “our previously filed June 30, 2013 10-Q was not reviewed by our auditors and therefore should not be relied upon”.

We also wish to acknowledge that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	the Company may not assert staff comments as a defence in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We thank you for understanding in this matter.

Sincerely,

/s/ Philippe Van Acker

Philippe Van Acker

Chief Financial Officer

Page 2 of 2